SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CANTEL MEDICAL LLC

f/k/a Cantel Medical Corp.

(Name of Subject Company (Issuer))

Cantel Medical LLC

(Names of Filing Person (Issuer))

3.25% Convertible Senior Notes Due 2025

(Title of Class of Securities)

138098 AB4

(CUSIP Number of Class of Securities)

J. Adam Zangerle

STERIS plc

70 Sir John Rogerson’s Quay

Dublin 2 Ireland D02 R296

+353 1 232 2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Peter C. Zwick

Jones Day

2727 North Harwood Street

Dallas, Texas 75201

+1 214 220 3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,773,500.00	$6.62

*

Estimated solely for purposes of calculating the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is calculated as the sum of (a) $168,000,000, representing 100% of the principal amount of the Notes outstanding as of June 2, 2021, plus (b) $773,500.00, representing accrued but unpaid interest on the Notes up to, but excluding, July 6, 2021, the repurchase date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 18,406.57	Filing Party: Cantel Medical LLC
Form of Registration No.: Schedule TO (005-33367)	Date Filed: June 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Statement

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed by Cantel Medical LLC (formerly known as Cantel Medical Corp.), a Delaware limited liability company (the “Company”), on June 3, 2021 (the “Original Schedule TO”), relating to the Company’s Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Settlement Method and Entry into Supplemental Indenture to Holders of 3.25% Convertible Senior Notes due 2025, dated June 3, 2021 (the “Notice”), to each holder of the Company’s 3.25% Convertible Senior Notes due 2025 as required by the Indenture, dated as of May 15, 2020, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of June 2, 2021, among the Company, STERIS plc, a company incorporated under the laws of Ireland and the Trustee.

This Amendment is being filed to amend and supplement the Original Schedule TO to reflect (i) an extension of the Fundamental Change Expiration Date (as defined in the Notice) from June 30, 2021 to July 1, 2021, (ii) an extension of the Fundamental Change Repurchase Date (as defined in the Notice) from July 2, 2021 to July 6, 2021 and (iii) an extension of the Make-Whole Conversion Period (as defined in the Notice) from and including June 3, 2021 to July 1, 2021 to from and including June 3, 2021 to July 2, 2021, each as required to reflect the new federal holiday on June 18, 2021.

Except as amended hereby, the information in the Original Schedule TO remains unchanged. To the extent there are any conflicts between the information in this Amendment and the information in the Original Schedule TO, the information in this Amendment hereby replaces and supersedes such information.

Item 1. Summary Term Sheet

The information set forth in the Notice is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Notice is hereby amended and supplemented by the information set forth below, which information is incorporated herein by reference.

Notice (Exhibit (a)(1)(i) to Original Schedule TO)

The information set forth in the Notice is hereby amended and supplemented as follows:

1.	All references to “July 2, 2021” in the Notice are replaced with “July 6, 2021”.
2.	All references to “July 1, 2021” in the Notice are replaced with “July 2, 2021”.
3.	All references to “June 30, 2021” in the Notice are replaced with “July 1, 2021”.
4.	All references to “$1,004.24” in the Notice are replaced with “$1,004.60”.
5.	All references to “$4.24” in the Notice are replaced with “$4.60”.
6.	All references to “$168,712,833.33” and “$712,833.33” in the Notice are replaced with “$168,773,500.00” and “$773,500.00”, respectively.

Item 7. Source and Amount of Funds or Other Consideration

The information set forth in the Notice is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Settlement Method and Entry into Supplemental Indenture to Holders of 3.25% Convertible Senior Notes Due 2025, dated June 3, 2021.

(a)(5)(i)*	Press Release announcing tender offer for Cantel Medical LLC’s 3.25% Convertible Senior Notes due 2025, dated June 3, 2021.

(a)(5)(ii)	Press Release announcing a one-day extension to the tender offer for Cantel Medical LLC’s 3.25% Convertible Senior Notes due 2025, dated June 29, 2021.

(b)	Not applicable.

(d)(1)*	Indenture, dated May 15, 2020, between Cantel Medical Corp. (now known as Cantel Medical LLC) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Cantel Medical Corp. (now known as Cantel Medical LLC) on May 15, 2020).

(d)(2)*	First Supplemental Indenture, dated June 2, 2021, by and among Cantel Medical Corp. (now known as Cantel Medical LLC), STERIS plc and Wells Fargo Bank, National Association, as Trustee.

(d)(3)	Agreement and Plan of Merger, dated January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC (now known as Solar New US Holding Corporation), Crystal Merger Sub 1, LLC and Cantel Medical Corp. (now known as Cantel Medical LLC) (incorporated by reference herein to Exhibit 2.1 of STERIS plc’s Current Report on Form 8-K filed on January 12, 2021).

(d)(4)	Amendment to Agreement and Plan of Merger, dated March 1, 2021, by and among STERIS plc, Solar New US Holding Co, LLC (now known as Solar New US Holding Corporation), Crystal Merger Sub 1, LLC and Cantel Medical Corp. (now known as Cantel Medical LLC) (incorporated by reference herein to Exhibit 2.2 of STERIS plc’s Registration Statement on Form S-4 filed on March 2, 2021) (SEC File No. 333-253799).

(d)(5)	Voting Agreement, dated January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC, Charles M. Diker, Mark N. Diker and Diker Management LLC (incorporated by reference herein to Exhibit 10.1 of STERIS plc’s Current Report on Form 8-K filed on January 12, 2021) (SEC File No. 01-38848).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cantel Medical LLC

By:	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	President

Date: June 29, 2021